UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22 )

Stryker Corporation
(Name of Issuer)

Common Stock, $.10 Par Value
(Title of Class of Securities)

863667 10 1
(CUSIP Number)

Check here if a fee is being paid with this statement.

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Jon L. Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
9,873,520 Shares

6.	Shared Voting Power
83,284,934 Shares

7.	Sole Dispositive Power
9,873,520 Shares

8.	Shared Dispositive Power
83,284,934 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
93,158,454 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
23.1%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Pat Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
6,131,426 Shares

6.	Shared Voting Power
83,284,934 Shares

7.	Sole Dispositive Power
6,131,426 Shares

8.	Shared Dispositive Power
83,284,934 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
89,416,360 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
22.2%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Ronda E. Stryker
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
6,974,650 Shares

6.	Shared Voting Power
83,284,934 Shares

7.	Sole Dispositive Power
6,974,650 Shares

8.	Shared Dispositive Power
83,284,934 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
90,259,584 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
22.4%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Gerard Thomas
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
2,368,186 Shares

6.	Shared Voting Power
83,284,934 Shares

7.	Sole Dispositive Power
2,368,186 Shares

8.	Shared Dispositive Power
83,284,934 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
85,653,120 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
21.3%

12.	Type of Reporting Person
IN

1.	Name of Reporting Person S.S., or I.R.S. Identification of Above Person (Entities only)

Elizabeth S. Upjohn-Mason
N/A

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only
N/A

4.	Citizenship or Place of Organization
U.S.

5.	Sole Voting Power
943,140 Shares

6.	Shared Voting Power
85,089,814 Shares

7.	Sole Dispositive Power
943,140 Shares

8.	Shared Dispositive Power
85,089,814 Shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
86,032,954 Shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
N/A

11.	Percent of Class Represented by Amount in Row 9
21.4%

12.	Type of Reporting Person
IN

Item 1.
(a)	Name of Issuer:
Stryker Corporation

(b)	Address of Issuer's Principal Executive Offices:
2725 Fairfield Road
Kalamazoo, MI 49002

Item 2.
(a)	Name of Persons Filing:
(b)	Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker
Greenleaf Trust
100 W. Michigan Avenue
Kalamazoo, MI 49007

Pat Stryker
Bohemian Companies
103 W. Mountain Avenue
Ft. Collins, CO 80524

Ronda E. Stryker
Greenleaf Trust
100 W. Michigan Avenue
Kalamazoo, MI 49007

Gerard Thomas
Miller, Canfield, Paddock & Stone
444 West Michigan Avenue
Kalamazoo, MI 49007

Elizabeth S. Upjohn-Mason
Greenleaf Trust
100 W. Michigan Avenue
Kalamazoo, MI 49007

(c)	Citizenship: U.S.

(d)	Title of Class of Securities: Common Stock, $.10 Par Value

(e)	CUSIP Number: 863667 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1, or 134-2(b), check whether the persons filing are:
N/A

Item 4.	Ownership

(a)	Amount Beneficially Owned:

At December 31, 2004 Jon L. Stryker, Pat Stryker, Ronda E. Stryker, Gerard Thomas and Elizabeth S. Upjohn-Mason, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 83,284,934 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	9,873,520
Pat Stryker	6,131,426
Ronda E. Stryker	6,974,650
Gerard Thomas	2,368,186
Elizabeth S. Upjohn-Mason	2,748,020(1)

(b)	Percent of Class:
The shares of Common Stock described in response to Item 4(a) amounted to 27.7% of the outstanding shares of Common Stock on December 31, 2004.

(c)

 The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or to Direct theVote		Power to Dispose or to Direct the Disposition of
	Sole	Shared	Sole	Shared
Name
Jon L. Stryker	9,873,520	83,284,934(2)	9,873,520	83,284,934(2)
Pat Stryker	6,131,426	83,284,934(2)	6,131,426	83,284,934(2)
Ronda E. Stryker	6,974,650	83,284,934(2)	6,974,650	83,284,934(2)
Gerard Thomas	2,368,186	83,284,934(2)	2,368,186	83,284,934(2)
Elizabeth S. Upjohn-Mason	943,140	85,089,814(1,2)	943,140	85,089,814(1,2)

(1)	The reporting person is a member of a three-person advisory committee that has full voting and disposition power with respect to 1,804,880 shares of Common Stock held by three trusts.
(2)

Includes 83,284,934 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class:
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2004	/s/ JON L. STRYKER
Jon L. Stryker

Date:	February 11, 2004	/s/ PAT STRYKER
Pat Stryker

Date:	February 11, 2004	/s/ RONDA E. STRYKER
Ronda E. Stryker

Date:	February 11, 2004	/s/ GERARD THOMAS
Gerard Thomas

Date:	February 11, 2004	/s/ ELIZABETH S. UPJOHN-MASON
Elizabeth S. Upjohn-Mason